Exhibit 99.1

News Release

GEAC ANNOUNCES FOURTH QUARTER AND YEAR END RESULTS FOR FISCAL YEAR 2005

Full-Year Diluted Net Earnings Per Share Increased to $0.87 in FY 2005 From $0.66 in FY 2004

Highest License Revenue in 5-Years with 21.1% Increase in Q4 FY 2005 Over Q4 FY 2004

Cash and Short-term Investments Increased to $188.2 Million
at Year End From $112.6 Million at Year End FY 2004

Average Deal Size and Number of Deals in EAS business
in Q4 FY 2005 Increased Appreciably from Q4 FY2004

Note to readers: All references to dollars are to U.S. dollars unless otherwise noted.

MARKHAM, Ontario and SOUTHBOROUGH, Massachusetts – June 22, 2005 – Geac Computer Corporation Limited (TSX: GAC and NASDAQ: GEAC), a global enterprise software company dedicated to addressing the needs of CFOs, today announced its fourth quarter and year end financial results for the three and twelve months ended April 30, 2005.

Fourth Quarter Revenue Highlights

US$ thousands	Q4 FY2005	Q3 FY2005	Q4 FY2004	% Change Over Q3 FY 2005	% Change Over Q4 FY 2004
Software Revenue	$22,270	$18,211	$18,387	22.3%	21.1%
Support & Services Revenue	$91,991	$90,596	$93,517	1.5%	(1.6)%
Hardware Revenue	$2,943	$5,083	$4,201	(42.1)%	(29.9)%
Total Revenue	$117,204	$113,890	$116,105	2.9%	0.9%

Geac reported total revenue in the fourth quarter of fiscal year (FY) 2005 of $117.2 million, an increase of $1.1 million, or 0.9%, compared to $116.1 million in total revenue in the fourth quarter of FY 2004, and an increase of $3.3 million, or 2.9%, compared to $113.9 million in the third quarter of FY 2005.  License revenue for the fourth quarter of FY 2005 was $22.3 million, an increase of $3.9 million, or 21.1%, compared to $18.4 million for the same period last year, and an increase of $4.1 million, or 22.3%, compared to $18.2 million in the third quarter FY 2005.  This reflects a five-year record in software license growth at Geac.  For the fourth quarter, the Company recorded increases in year-over-year license sales across all of its major enterprise applications, including Geac Performance Management, Enterprise Server, System21, Runtime, Anael and SmartStream.  As a percentage of total revenue, license revenue increased from 15.8% in the fourth quarter of FY 2004 to 19.0% in the fourth quarter of FY 2005 this year.

“Internally developed new products contributed significantly to our software license revenue growth in the fourth quarter of FY 2005.  Overall contracted sales of these new products amounted to $6.6 million in license fees.  This entire amount, however, did not translate into software license revenue in the quarter, but will be recognized as revenue in future quarters as all the criteria for revenue recognition are met.  If all contracted sales of internally developed new products had been recognized as revenue in the quarter, total fees from these license sales would have represented approximately 28% of software license revenue,” said Charles S. Jones, President and Chief Executive Officer of Geac.

Net earnings in the fourth quarter of FY 2005 were $18.6 million, or $0.21 per diluted share, compared to $23.8 million, or $0.27 per diluted share, in the fourth quarter of FY 2004.  The decrease in net earnings during this period resulted in part from an increase in our effective tax rate, which was 3.7% in the fourth quarter of FY 2004 and 23.2% in the fourth quarter of FY 2005.  The effective tax rate in the fourth quarter of each of FY 2004 and FY 2005 was reduced as a result of the release of reserves and valuation allowances, which positively affected our net earnings in those quarters.

Operating expenses were $54.3 million in the fourth quarter of FY 2005, an increase of $5.6 million, or 11.5%, from $48.7 million in the fourth quarter of FY 2004.  This increase was due primarily to additional expenditures in sales, marketing and development and to increased general and administrative expenses related to non-cash stock-based compensation incentives, Sarbanes-Oxley compliance, and certain merger and acquisition initiatives.

Full Year Revenue Highlights

US$ thousands	Fiscal Year 2005	Fiscal Year 2004	% Change
Software Revenue	$71,040	$65,190	9.0%
Support & Services Revenue	$360,947	$355,019	1.7%
Hardware Revenue	$12,405	$25,063	(50.5)%
Total Revenue	$444,392	$445,272	(0.2)%

Revenue for the twelve months ended April 30, 2005 was $444.4 million, a decline of $0.9 million, or 0.2%, compared to $445.3 million for the year ended April 30, 2004.  Each of support, services and license revenue increased, largely offsetting a $12.7 million hardware decline.  We continue intentionally to de-emphasize the resale of lower-margin hardware sales.  License revenue for FY 2005 was $71.0 million, an increase of $5.9 million, or 9.0%, compared to $65.2 million for FY 2004.  As a percentage of total revenue, license revenue increased from 14.6% in FY 2004 to 16.0% in FY 2005.

For the twelve months ended April 30, 2005, operating expenses increased $1.9 million, or 1.0%, to $199.9 million, compared to $197.9 million in the same period of FY 2004.  The increase was primarily caused by an increase in sales and marketing of $4.0 million, offset by a decline in general and administrative expenses of $4.3 million.

Earnings from operations for the twelve months ended April 30, 2005 increased $11.9 million, or 16.5%, to $84.2 million, compared to $72.2 million in the same period of FY 2004.  This increase resulted from an improvement in gross profit, partially offset by an increase in overall operating expenses.

Net earnings for FY 2005 grew to $77.0 million, or $0.87 per diluted share, compared to $57.2 million, or $0.66 per diluted share, in FY 2004.  The increase in net earnings during this period resulted in part from a decrease in our effective tax rate, which was 19.3% in FY 2004 and 12.6% in FY 2005.  The effective tax rate in each of FY 2004 and FY 2005 was reduced as a result of the release of reserves and valuation allowances positively impacting our net earnings in those years.

“In FY 2005, we have been able to deliver more than a 34% increase in profitability to our shareholders by taking deliberate and calculated steps to innovate to improve our business, our products and our customer relationships, and by continuing to focus on fiscal discipline,” Mr. Jones said.  “In the last quarter of our 2005 fiscal year, we were particularly pleased with the growth of both license sales and total revenue, as these gains marked the first time in recent corporate history that our fourth quarter revenue exceeded our third quarter revenue.  Growth in these important areas is notable, particularly when one considers that hardware revenue was 42.1% less in the fourth quarter than it was in the third, as we continue to trend away from lower-margin sales.  With targeted expenditures in sales, marketing and development, as we outlined at the beginning of the year, and with increasing efforts around our enterprise product integration, we are pleased to have achieved our stated goals of license revenue growth and enhanced customer retention and acquisition in what continues to be a very competitive market climate.”

“Geac successfully generated cash from operations throughout the year resulting in $188.2 million on our balance sheet – a $75.7 million increase over our fiscal year-end position in 2004 in cash and short-term investments.  This strong cash position should assist us in accomplishing our growth strategy as we continue to examine acquisition opportunities that would enhance our existing product lines, expand our customer base and build our total revenue,” said Donna de Winter, Chief Financial Officer of Geac.  “As part of our long-term non-dilutive equity incentive program for management, we have funded fully the Restricted Share Units (RSU) that vest over the next three years through open market purchases completed on May 4, 2005 totaling 1,358,250 shares, which are currently held in trust for our employee recipients.  The cash for these post April 30th closing open market purchases has been deducted from our cash position on the April 30, 2005 balance sheet, and is included in restricted cash.”

Geac’s decision to use RSUs instead of dilutive stock options as our management incentive plan, coupled with the adoption of the expensing of stock-based compensation per section 3870 of the CICA handbook, will put increasing pressure on our generally accepted accounting principles (“GAAP”) net earnings, but does not negatively impact cash flow from operating activities.

Customers

In the fourth quarter, Geac closed approximately 470 deals in the Enterprise Applications Systems (EAS) segment of its business.  Thirty-eight of these deals each exceeded $150,000 – a 35.7% increase in the number of deals this size over Q3 FY 2005 — and the average deal size within this group was more than $420,000, also a significant increase over the previous quarter, in which the deals in excess of $150,000 averaged $350,000.

As Geac outlined in its third quarter earnings announcement in March of 2005, the Company is focused on industry-specific campaigns that capitalize on its collective expertise and established customer base and partnerships in the Government and Financial Services sectors.  Particularly strong evidence of Geac’s success in the government segment was a fourth quarter contract with a value in excess of $1 million dollars with Infraero, a Ministry of Defense agency that manages airports for the government of Brazil.  This contract augments the Company’s presence in a notable emerging growth economy and adds to a long list of government contracts for Geac worldwide.  It was one of three contracts closed this quarter in excess of $1 million.  Supporting the Company’s proactive efforts in the Financial Services sector, Geac won contracts with two global investment banks with total managed assets for each in excess of $1.1 trillion; with one of the oldest mutual life insurers in the U.S.; with a major bank in the mid-Atlantic region of the U.S. serving customers in 59 countries; and with a leading bank with regional branches in Australia, New Zealand and the United Kingdom, among other similar contracts in the fourth quarter.

Geac gained 54 net new EAS customers in the fourth quarter, compared to 52 net new customers in the third quarter of FY 2005.

In support of Geac’s product development efforts, Ventana Research, the leading Performance Management research and advisory services firm, named Geac its “Overall Category Winner” for the advances and success of its MPC performance management product family.

To learn more about deals Geac closed in both its EAS and ISA divisions, please visit www.geac.com/object/customers05.html.

Concluding Remarks

“However strong we feel the fourth quarter results have been, these results do not indicate for us that we have overcome the seasonality of our revenue and profits, in which the first quarter has been traditionally the weakest.  In the fourth quarter, we benefited from many parts of our diverse business performing well at the same time, and, in some areas, from a benefit associated with the value of the U.S. dollar.  Further, while we remain focused on cost control, we face significantly higher general and administrative costs due to Sarbanes-Oxley and continued selling and marketing expenses.  For these reasons and as we stated in the second and third quarter announcements, we remain uncertain about whether we can maintain our current level of profit going forward,” commented Mr. Jones.  “That said, however, we are optimistic about the future, and by far the most encouraging part of this quarter’s results was our ability to grow sales from internally developed products even in a challenging enterprise software market that is plagued by frugally managed IT budgets and industry consolidation.  We are pleased that in this competitive environment, we were able to increase the number and the size of our new deals in the fourth quarter of FY 2005, which, in turn, fueled both license and total revenue growth and increased earnings.  We are hopeful that our increased cash position will afford us enhanced opportunity as we move forward with internal development and acquisition initiatives to deliver expanded product suites to existing and new customers.”

To understand better this press release and for more in-depth analysis of these financial results, please see our Management Discussion and Analysis and our audited consolidated financial statements and notes for the fiscal years ended April 30, 2005 and April 30, 2004, which will be filed today with the Canadian Securities Administrators at www.sedar.com and the United States Securities and Exchange Commission at www.sec.gov.  They will also be posted on our website at http://www.geac.com later today.  A corporate fact sheet for the quarter and year can be found at www.geac.com/object/factsheetQ405.html.

Earnings Call

Management will discuss the results announced on a conference call scheduled for later today, Wednesday, June 22, 2005, at 5:15 p.m. Eastern Time.

Listeners may access the conference call at 416.405.9328 / 800.387.6216, or via webcast at http://www.investors.geac.com.

A replay of the conference call will be available from June 22, 2005 at approximately 9:00 p.m. Eastern Time until July 1, 2005 at 11:59 p.m. Eastern Time.  The replay can be accessed at 416.695.5800 or 1.800.408.3053.  The pass code for the replay is 3156079#.

The conference call will be broadcast over Geac’s web site at www.investors.geac.com. Attendees will need to log in at least 15 minutes prior to the call.

About Geac

Geac (TSX: GAC, NASDAQ: GEAC) is a leading global provider of software and services for businesses and governmental bodies providing customers with financial and operational technology solutions to optimize their financial value chain.  Further information is available at http://www.geac.com or through email at info@geac.com.

Geac trades on the Toronto Stock Exchange under the symbol “GAC” and on the NASDAQ National Market under the symbol “GEAC” and had 86,377,012 common shares issued and outstanding at April 30, 2005.

This press release contains forward-looking statements of Geac’s intentions, beliefs, expectations and predictions for the future.  These forward-looking statements often include use of the future tense with words such as “will,” “may,” “intends,” “anticipates,” “expects” and similar conditional or forward-looking words and phrases.  These forward-looking statements are neither promises nor guarantees.  They are only predictions that are subject to risks and uncertainties, and they may differ materially from actual future events or results.  Geac disclaims any obligation to update any such forward-looking statements after the date of this release.  Among the risks and uncertainties that could cause a material difference between these forward-looking statements and actual events include, among other things: our ability to increase revenues from license sales, cross-sell into our existing customer base and reduce customer attrition; whether we can identify and acquire synergistic businesses and, if so, whether we can successfully integrate them into our existing operations; whether we are able to deliver products and services within required time frames and budgets to meet increasingly competitive customer demands and performance guarantees; risks inherent in fluctuating international currency exchange rates in light of our global operations and the unpredictable effect of geopolitical world and local events; whether we are successful in our continued efforts to manage expenses effectively and maintain profitability; our ability to achieve revenue from products and services that are under development; the uncertain effect of the competitive environment in which we operate and resulting pricing pressures; and whether the anticipated effects and results of our new product offerings and successful product implementation will be realized.  These and other potential risks and uncertainties that relate to Geac’s business and operations are summarized in more detail from time to time in our filings with the United States Securities and Exchange Commission and with the Canadian Securities Administrators, including Geac’s most recent quarterly reports available through the website maintained by the SEC at www.sec.gov and through the website maintained by the Canadian Securities Administrators and the Canadian Depository for Securities Limited at www.sedar.com.

Geac is a registered trademark of Geac Computer Corporation Limited.  All other marks are trademarks of their respective owners.

Geac’s financial statements and the financial information included in this press release have been prepared in accordance with Canadian generally accepted accounting principles.  In addition, the financial statements and the financial information included in this press release, as well as this press release itself, have been reviewed and approved by both the Audit Committee and the Board of Directors of the Company.

For more information, please contact:

Financial Contact:

Investor and Media Contact:

Donna de Winter	Alys Scott
Chief Financial Officer	Vice President, Corporate Communications

Geac

Geac

905.475.0525 ext. 3204	508.871.5064
donna.dewinter@geac.com	alys.scott@geac.com

Geac Computer Corporation Limited

Consolidated Balance Sheets

As at April 30, 2005 and 2004

(amounts in thousands of U.S. dollars)

	April 30,
	2005	2004
		(Revised –
		see note 1)
Assets
Current assets:
Cash and cash equivalents	$188,242	$86,050
Restricted cash	4,808	95
Short-term investments	—	26,500
Accounts receivable and other receivables	56,853	55,837
Future income taxes	8,292	15,247
Prepaid expenses and other assets	8,230	8,437
Total current assets	266,425	192,166
Restricted cash	3,039	1,781
Future income taxes	34,558	21,741
Property, plant and equipment	22,005	23,843
Intangible assets	23,841	32,628
Goodwill	110,142	128,366
Other assets	6,156	6,378
Total assets	$466,166	$406,903

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and accrued liabilities	$73,373	$79,691
Income taxes payable	22,997	34,538
Current portion of long-term debt	424	391
Deferred revenue	112,605	117,927
Total current liabilities	209,399	232,547
Deferred revenue	2,058	2,256
Employee future benefits	26,334	23,967
Asset retirement obligations	1,678	1,648
Accrued restructuring	1,769	5,864
Long-term debt	4,630	4,550
Total liabilities	245,868	270,832
Shareholders’ Equity
Preference shares; no par value; unlimited shares authorized; none issued or outstanding	—	—
Common shares; no par value; unlimited shares authorized; issued and outstanding as at April 30, 2005—86,377,012 (2004—85,174,785)	131,445	124,019
Treasury shares; issued and outstanding as at April 30, 2005—816,598 (2004—nil)	(6,979)	—
Common stock options	12	44
Contributed surplus	6,353	2,368
Retained earnings	111,541	34,517
Cumulative foreign exchange translation adjustment	(22,074)	(24,877)
Total shareholders’ equity	220,298	136,071
Total liabilities and shareholders’ equity	$466,166	$406,903

Approved by the Board of Directors

/s/ C. KENT JESPERSEN	/s/ ROBERT L. SILLCOX
C. Kent Jespersen	Robert L. Sillcox
Chairman	Chair of the Audit Committee

Geac Computer Corporation Limited

Consolidated Statements of Earnings

For the years ended April 30, 2005 and 2004

(amounts in thousands of U.S. dollars, except share and per share data)

	Three months ended April 30,		Year ended April 30,
	2005	2004	2005	2004

Revenue:
Software	$22,270	$18,387	$71,040	$65,190
Support and services	91,991	93,517	360,947	355,019
Hardware	2,943	4,201	12,405	25,063
Total revenue	117,204	116,105	444,392	445,272

Cost of revenue:
Costs of software	1,903	2,171	7,991	7,663
Costs of support and services	37,184	37,598	142,634	146,316
Costs of hardware	2,204	3,273	9,732	21,117
Total cost of revenue	41,291	43,042	160,357	175,096

Gross profit	75,913	73,063	284,035	270,176

Operating expenses:
Sales and marketing	21,737	18,810	78,086	74,051
Product development	15,123	14,395	57,878	58,805
General and administrative	17,063	14,768	58,472	62,774
Net restructuring and other unusual items	(1,969)	(1,527)	(3,724)	(5,281)
Amortization of intangible assets	2,313	2,226	9,161	7,589
Total operating expenses	54,267	48,672	199,873	197,938

Earnings from operations	21,646	24,391	84,162	72,238
Interest income	1,266	366	3,318	1,265
Interest expense	(404)	(447)	(1,583)	(1,289)
Other income (expense), net	1,770	390	2,252	(1,374)
Earnings from operations before income taxes	24,278	24,700	88,149	70,840
Income taxes	5,640	920	11,125	13,674

Net earnings	$18,638	$23,780	$77,024	$57,166

Basic net earnings per share	$0.22	$0.28	$0.90	$0.68
Diluted net earnings per share	$0.21	$0.27	$0.87	$0.66

Weighted average number of common shares used in computing basic net earnings per share (‘000s)	85,903	84,977	85,574	84,645
Weighted average number of common shares used in computing diluted net earnings per share (‘000s)	89,773	87,591	88,170	86,233

Geac Computer Corporation Limited

Consolidated Statements of Cash Flows

For the years ended April 30, 2005 and 2004

(amounts in thousands of U.S. dollars)

	Year ended April 30,
	2005	2004
		(Revised – see note 1)
Cash Flows from Operating activities
Net earnings	$77,024	$57,166
Adjustments to reconcile net earnings to net cash provided by operating activities:
Depreciation	5,930	7,243
Amortization of intangible assets	9,161	7,589
Amortization of deferred financing costs	943	607
Stock-based compensation	6,527	2,385
Employee future benefits	4,370	2,272
Future income tax expense	20,649	6,044
Release of tax reserves	(14,113)	(3,020)
Accrued liabilities and other provisions	(2,165)	(6,015)
Gain on sale of assets	—	(243)
Other	64	(46)
Changes in operating assets and liabilities:
Accounts receivable and other receivables	1,844	18,809
Prepaid expenses and other assets	788	4,902
Other assets	(627)	(2,552)
Accounts payable and accrued liabilities	(4,947)	(16,104)
Accrued restructuring	(10,560)	(1,685)
Asset retirement obligations	(159)	—
Income taxes payable	(4,216)	4,367
Deferred revenue	(8,952)	(12,983)
Other	(1,605)	(2,150)
Net cash provided by operating activities	79,956	66,586
Cash Flows from Investing activities
Acquisition of Comshare less cash acquired	—	(39,147)
Proceeds from sale of assets less cash divested	—	339
Purchases of investments	(4,525)	(90,203)
Sales of investments	31,025	83,703
Additions to property, plant and equipment	(3,417)	(3,907)
Disposals of property, plant and equipment	46	278
Change in restricted cash	(5,893)	652
Net cash provided by (used in) investing activities	17,236	(48,285)
Cash Flows from Financing activities
Deferred financing costs	—	(2,828)
Issue of common shares	5,767	2,907
Purchase of common shares	(6,979)	—
Issuance of long-term debt	180	918
Repayment of long-term debt	(447)	(3,793)
Net cash used in financing activities	(1,479)	(2,796)
Effect of exchange rate changes on cash and cash equivalents	6,479	726
Cash and cash equivalents
Net increase in cash and cash equivalents	102,192	16,231
Cash and cash equivalents—Beginning of year	86,050	69,819
Cash and cash equivalents—End of year	$188,242	$86,050

Geac Computer Corporation Limited

Supplementary Information

April 30, 2005 and 2004

(amounts in thousands of U.S. dollars, except share and per share data)

NOTE 1.  RECLASSIFICATION

Short-term Investments

The Company has adjusted its consolidated balance sheet as at April 30, 2004, and its consolidated statements of cash flows for the year ended April 30, 2004.  In February 2005, the Company determined that its previously issued consolidated balance sheet as at April 30, 2004 required an adjustment to reclassify $26,500 of auction rate securities from cash and cash equivalents to short-term investments.  The auction rate securities were classified as cash and cash equivalents as a result of the Company’s intent to liquidate them within a 60-day period however, the original maturities of the securities exceeded 90 days.  The adjustments to the Company’s consolidated balance sheet as at April 30, 2004 resulted in a decrease of cash and cash equivalents of $26,500 and an increase in short-term investments of $26,500.  In addition, adjustments to the Company’s consolidated statement of cash flows resulted in a decrease of $6,500 in cash from investing activities for the year ended April 30, 2004 as a result of net purchases of the auction rate securities.  These reclassifications had no impact on the Company’s results of operations.

As of August 1, 2004 the Company no longer held any auction rate securities and ceased investing in these securities given that interest rates increased on traditional investment vehicles.

NOTE 2.  SEGMENTED INFORMATION

The Company reports segmented information according to CICA Handbook Section 1701, “Segment Disclosures.”  The Company operates the following business segments, which have been segregated based on product offerings, reflecting the way that management organizes the segments within the business for making operating decisions and assessing performance.

Enterprise Applications Systems (EAS) offer software solutions, which include cross-industry enterprise business applications for financial administration and human resource functions, and enterprise resource planning applications for manufacturing, distribution, and supply chain management.

Industry-Specific Applications (ISA) products include applications for the real estate, construction, banking, local government, hospitality and publishing marketplaces, as well as a range of applications for libraries and public safety administration.

Accounting policies for the operating segments are the same as those described in note 2 to the notes of the consolidated financial statements for the year ending April 30, 2005.  There are no significant inter-segment revenues. Segment assets consist of working capital items, excluding cash and cash equivalents.  Cash and cash equivalents are considered to be corporate assets.

For the year ended April 30, 2004, approximately $1,800 of general and administrative expenses has been reallocated from the EAS segment to the ISA segment to provide a more accurate portrayal of segment contribution.

	Year ended April 30, 2005
	EAS	ISA	Total
Revenue:
Software	$61,075	$9,965	$71,040
Support and services	281,096	79,851	360,947
Hardware	9,597	2,808	12,405
Total revenue	$351,768	$92,624	$444,392

Segment contribution	$93,509	$15,017	$108,526
Segment goodwill	$101,864	$8,278	$110,142
Total identifiable segment assets	$201,530	$18,799	$220,329

	Year ended April 30, 2004
	EAS	ISA	Total
Revenue:
Software	$54,826	$10,364	$65,190
Support and services	274,859	80,160	355,019
Hardware	21,574	3,489	25,063
Total revenue	$351,259	$94,013	$445,272

Segment contribution	$79,417	$9,273	$88,690
Segment goodwill	$120,195	$8,171	$128,366
Total identifiable segment assets	$225,865	$22,677	$248,542

Reconciliation of segment contribution to earnings from operations before income taxes

	Year ended April 30,
	2005	2004
Segment contribution	$108,526	$88,690
Corporate expenses	(18,927)	(14,144)
Amortization of intangible assets	(9,161)	(7,589)
Interest income (expense), net	1,735	(24)
Other income (expense), net	2,252	(1,374)
Net restructuring and other unusual items	3,724	5,281
Earnings from operations before income taxes	$88,149	$70,840

Reconciliation of segment assets to total Company assets

	April 30,
	2005	2004
Total identifiable segment assets	$220,329	$248,542
Other assets	6,156	6,378
Future income taxes	42,850	36,988
Cash and cash equivalents	188,242	86,050
Short-term investments	—	26,500
Restricted cash	7,847	1,876
Other unallocated assets	742	569
Total assets	$466,166	$406,903

Geographical information

	April 30, 2005		April 30, 2004
	Revenue	Property, Plant and Equipment Intangible Assets Goodwill and Other Assets	Revenue	Property, Plant and Equipment Intangible Assets Goodwill and Other Assets
Canada	$9,831	$9,243	$12,956	$8,682
U.S.A.	213,699	112,473	213,070	136,349
United Kingdom	87,650	22,698	84,579	27,697
France	50,135	7,249	54,042	7,590
Australia	20,607	2,709	21,265	3,615
All other	62,470	7,772	59,360	7,282
Total	$444,392	$162,144	$445,272	$191,215

Revenues in the above tables are based on the location of the sales organization, which reflects the location of the customers to which sales are made. Revenues are derived from the licensing of software, the resale of hardware and the provision of related maintenance and professional services.